UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SAFEGUARD SCIENTIFICS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.625% Convertible Senior Debentures due 2024
(Title of Class of Securities)

786449 AG3
(CUSIP Number of Class of Securities)
Brian J. Sisko, Esq.
Chief Operating Officer, Executive Vice President and Managing Director
Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, PA 19087
(610) 293-0600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Justin W. Chairman, Esq.
Richard B. Aldridge, Esq.
Morgan, Lewis, & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
(215) 963-5000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$441,000	$56.80

*
Estimated for purposes of calculating the filing fee only. The purchase price of the 2.625% Convertible Senior Debentures due 2024 (the “Securities”), is equal to 100% of the principal amount of those Securities, excluding accrued and unpaid interest and certain other amounts, if any. As of March 11, 2014, there is $441,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $441,000 plus the accrued and unpaid interest through and including April 7, 2014.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 1 for fiscal year 2014, equals $128.80 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:    Not applicable.
Form or Registration No.:    Not applicable.
Filing party:    Not applicable.
Date filed:    Not applicable.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

INTRODUCTORY STATEMENT
This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Safeguard Scientifics, Inc. (the “Company”) with respect to the right of each holder of the Company’s 2.625% Convertible Senior Debentures due 2024 (the “Securities”) to sell and the obligation of the Company to repurchase the Securities as set forth in the Company Repurchase Notice for 2.625% Convertible Senior Debentures due 2024, dated March 11, 2014 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions to the extent set forth herein, and is intended to satisfy the disclosure requirements of Rules 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4.

Pursuant to the terms of the Securities and the Indenture governing the Securities, the Company was obligated, at the Holder’s option, to repurchase all Securities validly surrendered for repurchase and not withdrawn prior to Tuesday, April 8, 2014 (the “Repurchase Date”). The Company was advised by U.S. Bank, National Association, as paying agent (the “Paying Agent”), that Securities in an aggregate principal amount at maturity of $365,000 were validly surrendered and not withdrawn prior to the Repurchase Date, which was 5:00 p.m., New York City time, on the Repurchase Date. The Company has accepted for repurchase all such Securities. The repurchase price of the Securities surrendered pursuant to the Put Option was equal to 100% of the principal amount of the outstanding Securities (the “Repurchase Price”), plus any accrued and unpaid interest thereon to, but excluding, the Repurchase Date. Accordingly, the aggregate Repurchase Price for all of the Securities validly tendered for repurchase pursuant to the Put Option was $365,000, plus $638.75 in accrued and unpaid interest. The Company has delivered the aggregate Repurchase Price and interest due for the accepted Securities to the Paying Agent for distribution to the Holders. Following the Company’s repurchase of the Securities pursuant to the Put Option, $76,000 in aggregate principal amount of the Securities remains outstanding.

Item 12. Exhibits.

(a)(1)(A)    Issuer Repurchase Notice for 2.625% Convertible Senior Debentures due 2024, dated March 11, 2014.*

(a)(1)(B)    Form W-9.*

(a)(5)        Press release issued by the Company on March 11, 2014.*

(b)        Not applicable

(c)        Not applicable

(d)        Indenture, dated as of February 18, 2004, between the Company, as issuer, and U.S. Bank National Association (as successor in interest to Wachovia Bank, National Association, the initial trustee), as Trustee, incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 15, 2004.

(g)        Not applicable.

(h)        Not applicable.

_______________
* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SAFEGUARD SCIENTIFICS, INC.

By:	/s/ Brian J. Sisko
Brian J. Sisko
Chief Operating Officer, Executive Vice President
and Managing Director

Date:	April 10, 2014

INDEX TO EXHIBITS

Exhibit 99(a)(1)(A)	Issuer Repurchase Notice for 2.625% Convertible Senior Debentures due 2024, dated March 11, 2014.*

Exhibit 99(a)(1)(B)    Form W-9.*

Exhibit 99(a)(5)        Press release issued by the Company on March 11, 2014.*

Exhibit 99(d)
Indenture, dated as of February 18, 2004, between the Company, as issuer, and U.S. Bank National Association (as successor in interest to Wachovia Bank, National Association, the initial trustee), as Trustee, incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 15, 2004.

_______________
* Previously filed.